UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 15, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Affimed Therapeutics B.V.

File No. 333-197097 - CF#31220

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Affimed Therapeutics B.V. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form F-1 registration statement filed on June 27, 2014.

Based on representations by Affimed Therapeutics B.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through May 23, 2024
Exhibit 10.2	through May 23, 2024
Exhibit 10.4	through May 23, 2024
Exhibit 10.5	through May 23, 2024
Exhibit 10.6	through May 23, 2024
Exhibit 10.7	through May 23, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary